UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 13, 2022

(Date of Report (Date of earliest event reported))

Fundrise eFund, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

4700 Eisenhower Ave Controlled Subsidiary – Alexandria, VA

On December 6, 2021, we directly acquired ownership of a “wholly-owned subsidiary,” FRIND-Eisenhower, LLC (the “4700 Eisenhower Ave Controlled Subsidiary”) for an initial purchase price of approximately $14,100,000, which was the initial stated value of our equity interest in the 4700 Eisenhower Ave Controlled Subsidiary (the “4700 Eisenhower Ave Investment”). The 4700 Eisenhower Ave Controlled Subsidiary used the proceeds of the 4700 Eisenhower Ave Investment to acquire a vacant industrial building containing approximately 45,000 square feet of net rentable area on an approximately 3.8-acre site located at 4700 Eisenhower Ave Drive, Alexandria, VA 22304 (the “4700 Eisenhower Ave Property”). More details on this acquisition can be found here.

On April 28, 2022, the 4700 Eisenhower Ave Controlled Subsidiary leased the entire demised premises of the 4700 Eisenhower Ave Property to a subsidiary of Saltbox, Inc., for 10 years with two 5-year extension options. The lease commenced on August 25, 2022.

Inclusive of actual closing and tenant improvement costs, the 4700 Eisenhower Ave Investment totals $16,520,000.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EFUND, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 13, 2022